SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2003
Commission File Number: 333-08322

TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)

Avenida Perifúrico Sur No. 4829, 4to Piso, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003
TFM, S.A. de C.V. and Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
	By:	/s/ Mario Mohar Ponce Mario Mohar Ponce Chief Executive Officer

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.

PURPOSE OF THIS AMENDMENT

We are amending our Current Report on Form 6-K submitted to the Securities and Exchange Commission on May 21, 2003, solely to include additional information required pursuant to Regulation G. All other information contained in our original Current Report on Form 6-K remains unchanged.

EXHIBIT INDEX

EXHIBIT 99.1:	Press Release dated May 20, 2003 (GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V. AND SUBSIDIARIES REPORT FIRST QUARTER RESULTS)

EXHIBIT 99.2:	Additional Information Required Pursuant to Regulation G